U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

February 26, 2010

VIA EDGAR TRANSMISSION

Dominic Minore
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
on behalf of the FundX Funds (the “Funds”)

Dear Mr. Minore:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your February 23, 2010 comments provided to Elaine Richards of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 364 to its registration statement.  PEA No. 364 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 30, 2009, and is designated to become effective on February 28, 2010.  The purpose of PEA No. 364 was to conform the Funds’ Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Trust is filing this PEA No. 367 under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate; and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Part C – Exhibits

1.	Please confirm that the respective Operating Expense Limitation Agreements for each Fund have been filed as exhibits to the Registration Statement.

The Trust confirms that each of the Fund’s Operating Expense Limitation Agreements have been filed with the SEC.

Prospectus (All Summary Sections)

2.
In the Fees and Expenses tables in each Fund’s Summary Section, please reformat the penultimate line item regarding “Expense Reduction/Reimbursement” so that it is left aligned or flush with the other line items in the table.

The Trust responds by making the change as suggested.

3.
In the second sentence of the footnote to the Fees and Expenses tables in each Fund’s Summary Section, please state the exact date the expense cap will expire and remove the phrase “may continue for an indefinite period.…”  Finally, please state who may terminate the expense agreement and under what circumstances.

The Trust responds by making the changes as suggested and has indicated that the Agreement may be terminated at any time by the Board of Trustees upon 60 days notice to the Advisor, or by the Advisor with the consent of the Board.

4.
In the same footnote, please revise the sentence regarding the Adviser’s ability to be reimbursed for any payments it makes on behalf of the Fund to clarify that the such reimbursements are in effect on a rolling “look back” three-year basis during the current fiscal year.

The Trust responds by removing the sentence from this location and clarifying it as requested on page 59 under the heading “Fund Expenses.”

5.
Under the paragraph entitled “Portfolio Turnover,” please revise the paragraph so that it more accurately reflects the nature of the Funds as funds-of-funds (i.e., transaction costs rarely apply to the Fund’s transactions, except with respect to ETF purchases and sales).

The Trust responds by making the changes as suggested.  Representative revised disclosure is shown below:

As a fund-of-funds, the Upgrader Fund does not typically pay~~s~~ transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio), except with respect to any purchases and sales of ETFs.  If transaction costs are involved, a higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Upgrader Fund shares are held in a taxable account.  These costs, which are not reflected in annual fund operating expenses or in the example, affect the Upgrader Fund’s performance.  During the most recent fiscal year, the Upgrader Fund’s portfolio turnover rate was 201% of the average value of its portfolio.

6.	In the “Principal Investment Strategies” sections of each Fund’s Summary Section, please provide a statement upfront that the Fund is a fund-of-funds.

The Trust responds by making the change as suggested.

7.
Throughout the “Principal Investment Strategies” sections of each Fund’s Summary Section, please use the term “Underlying Funds” consistently when discussing the underlying funds that make up the various category classes described in the Prospectus.

The Trust responds by making the change as suggested.

8.	Under the “Principal Investment Strategies” sections of each Fund’s Summary Section, please include disclosure describing the Fund’s sell strategy.

The Trust responds by adding the requested disclosure.

9.
In the “Performance” sections of each Fund’s Summary Section, please revise the second sentence to state: “The table below illustrates how the Upgrader Fund’s average annual total returns ~~over time~~ for the 1-year, 5-year and Since Inception periods compare with domestic broad-based market indices.”

The Trust responds by making the changes as suggested.

10.
Per Instruction 2(b) under Item 4 of Form N-1A, please disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives).

The Trust responds by adding the suggested disclosure where appropriate.

11.
In the “Portfolio Managers” section of each Fund’s Summary Section, please provide the date as of which the Portfolio Manager started managing the Fund (rather than the date of when they were first employed by the Adviser).

The Trust responds by making the change as suggested.

Prospectus (Investment Objectives, Strategies and Risks)

12.	In the section entitled “More About the Funds’ Investment Objectives, Strategies and Risks,” please consider making the following general formatting changes:
(a)	redefine the Fund names;
(b)	clarify whether the sub-paragraphs are discussing the Funds or the Underlying Funds by better labeling of the headings;
(c)	add the word “Principal” on page 44 to indicate that the strategies are the Funds’ Principal Investment Strategies;

(d)	on page 49, consider adding a sub-heading named the “FundX Tactical Upgrader Fund and the FundX Tactical Total Return Fund,” with sub-category labeled “Both Funds – Tactical Model;”
(e)	move the Dynamic Asset Allocation disclosure from page 50 to page 51;
(f)	clarify that the disclosure at the bottom of page 51 applies to all “FundX Funds”.

The Trust responds by making the changes as suggested.

Prospectus (Shareholder Information)

13.
On page 66 of the Prospectus in the “How to Redeem Shares” section under the subheading “Through a Financial Intermediary,” please add the phrase “by the financial intermediary” to the end of the penultimate sentence of the paragraph.  Additionally, please revise the wording to refer to the “NAV per share next determined,” not effective.

The Trust responds by making the changes as suggested.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Elaine Richards at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
Secretary of Professionally Managed Portfolios

cc:           Domenick Pugliese, Esq., Paul, Hastings Janofsky, & Walker LLP